UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Hanmi Financial Corporation
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

410495105
(CUSIP Number)

May 14, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

_______________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410495105	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GWI Enterprise Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	1,717,357
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	1,717,357
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,357
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 410495105	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fundo de Investimento em Acoes GWI Private Investimento no Exterior
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	310,539
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	310,539
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,539
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12.	TYPE OF REPORTING PERSON FI

CUSIP No. 410495105	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GWI Consultoria Participacoes e Servicos Ltda
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	310,539
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	310,539
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,539
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12.	TYPE OF REPORTING PERSON FI

CUSIP No. 410495105	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mu Hak You
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	2,027,896
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	2,027,896
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,027,896
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 410495105	13G	Page 6 of 10 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Hanmi Financial Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3660 Wilshire Boulevard
Penthouse Suite A
Los Angeles, California 90010

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following persons:

(i)	GWI Enterprise Ltd.

(ii)	Fundo de Investimento em Acoes GWI Private Investimento no Exterior

(iii)	GWI Consultoria Participacoes e Servicos Ltda

(iv)	Mu Hak You

Item 2(b).	Address of Principal Business Office:

(i)	GWI Enterprise Ltd.
Kings Court, Bay Street
P.O. Box N-3944
Nassau, Bahamas

(ii)	Fundo de Investimento em Acoes GWI Private Investimento no Exterior
Av. Presidente Wilson, nº 231, 11º andar
Rio de Janeiro – RJ – Brazil

(iii)	GWI Consultoria Participacoes e Servicos Ltda
Av. Brigadeiro Faria Lima, 3.900 6° andar
CEP 04538-132  São Paulo – SP - Brazil

(iv)	Mu Hak You
c/o GWI Enterprise Ltd.
Kings Court, Bay Street
P.O. Box N-3944
Nassau, Bahamas

Item 2(c).	Citizenship:

(i)	GWI Enterprise Ltd. is a corporation organized under the laws of The Commonwealth of The Bahamas

(ii)	Fundo de Investimento em Acoes GWI Private Investimento no Exterior is a fund organized under the laws of the Federative Republic of Brazil.

(iii)	GWI Consultoria Participacoes e Servicos Ltda is a limited liability company organized under the laws of Brazil.

(iv)	Mu Hak You is a citizen of the Republic of Korea

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001

CUSIP No. 410495105	13G	Page 7 of 10 Pages

Item 2(e)	CUSIP Number:

410495105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated based upon the shares issued and outstanding as of April 30, 2010 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended March 31, 2010.

(a)	Amount beneficially owned:

GWI Enterprise Ltd.	1,717,357

Fundo de Investimento em Acoes GWI Private Investimento no Exterior	310,539

GWI Consultoria Participacoes e Servicos Ltda	310,539

Mu Hak You	2,027,896

(b)	Percent of class:

GWI Enterprise Ltd.	3.4%

Fundo de Investimento em Acoes GWI Private Investimento no Exterior	0.6%

GWI Consultoria Participacoes e Servicos Ltda	0.6%

Mu Hak You	4.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

GWI Enterprise Ltd.	0

Fundo de Investimento em Acoes GWI Private Investimento no Exterior	0

GWI Consultoria Participacoes e Servicos Ltda	0

Mu Hak You	0

CUSIP No. 410495105	13G	Page 8 of 10 Pages

(ii)	Shared power to vote or to direct the vote:

GWI Enterprise Ltd.	1,717,357

Fundo de Investimento em Acoes GWI Private Investimento no Exterior	310,539

GWI Consultoria Participacoes e Servicos Ltda	310,539

Mu Hak You	2,027,896

(iii)	Sole power to dispose or to direct the disposition of:

GWI Enterprise Ltd.	0

Fundo de Investimento em Acoes GWI Private Investimento no Exterior	0

GWI Consultoria Participacoes e Servicos Ltda	0

Mu Hak You	0

(iv)	Shared power to dispose or to direct the disposition of:

GWI Enterprise Ltd.	1,717,357

Fundo de Investimento em Acoes GWI Private Investimento no Exterior	310,539

GWI Consultoria Participacoes e Servicos Ltda	310,539

Mu Hak You	2,027,896

Mr. Mu Hak You and GWI Consultoria Participacoes e Servicos Ltda do not directly own any shares of the Issuer.  GWI Consultoria Participacoes e Servicios Ltda has investment and voting power with respect to the shares directly owned by Fundo de Investimento em Acoes GWI Private Investimento no Exterior.  Mr. Mu Hak You beneficially owns 100% of GWI Enterprise Ltd., 99.99% of GWI Consultoria Participacoes e Servicos Ltda and 96.00% of Fundo de Investimento em Acoes GWI Private Investimento no Exterior, and serves as the Director of GWI Enterprise Ltd. and the Director of GWI Consultoria Participacoes e Servicos Ltda.  Mr. Mu Hak You may be deemed to beneficially own the shares of the Issuer owned by GWI Enterprise Ltd., GWI Consultoria Participacoes e Servicos Ltda and Fundo de Investimento em Acoes GWI Private Investimento no Exterior.  GWI Consultoria Participacoes e Servicos Ltda may be deemed to beneficially own the shares of the Issuer owned by Fundo de Investimento em Acoes GWI Private Investimento no Exterior.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CUSIP No. 410495105	13G	Page 9 of 10 Pages

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 410495105	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 18, 2010

GWI ENTERPRISE LTD.

By:	/s/ Mu Hak You
	Name:	Mu Hak You
	Title:	Director

FUNDO DE INVESTIMENTO EM ACOES GWI PRIVATE INVESTIMENTO NO EXTERIOR

By:	BNY Mellon Servicos Financeiros
Distribuidora de Titulos e Valores Mobiliarios
S.A., as Administrator

By:	/s/ Luisa Sabola
Name:	Luisa Sabola
Title:	Procuradora

By:	/s/ Paulo Andre Silva de Oliveira
Name:	Paulo André Silva de Oliveira
Title:	Procurador

GWI CONSULTORIA PARTICIPACOES E SERVICOS LTDA

By:	/s/ Mu Hak You
Name:	Mu Hak You
Title:	Director

/s/ Mu Hak You
MU HAK YOU